

Mail 3233

June 8, 2017

<u>Via E-mail</u>
John A. Taylor
President and Chief Executive Officer
Granite Point Mortgage Trust Inc.
590 Madison Avenue
36th Floor
New York, NY 10022

   Re: Granite Point Mortgage Trust, Inc.
     Registration Statement on Form S-11
     Filed May 24, 2017
     File No. 333-218197

Dear Mr. Taylor:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Management's Discussion And Analysis of Financial Condition and Results of Operations</u>

<u>Our Initial Portfolio, page 72</u>

1. We note your response to prior comment 14. Please revise your disclosure in footnote 5 to the table on page 96 to briefly describe the key assumptions used to determine "as stabilized" value in accordance with USPAP.

<u>Interest Rate Risk, page 87</u>

2. We note you have revised and removed the sensitivity analysis previously provided for interest rate risk. Please clarify and/or revise accordingly to include quantitative

disclosures about interest rate risk in one of the acceptable alternative presentations outlined within Item 305(a) of Regulation S-K.

Index to Financial Statements, page F-1

3. We note the labeling of the Company's "Historical Financial Information (unaudited)", which appears to be inconsistent with the report on page F-10 noting that the Company's balance sheet was audited as of May 15, 2017. Please clarify and/or revise accordingly.

Pro Forma Condensed Consolidated Financial Statements

Note 2. Notes to Pro Forma Consolidated Statements of Comprehensive Income, page F-7

4. We note that you are negotiating master repurchase agreements with several financial institutions and definitive terms have yet to be established. As a result, please clarify and revise pro forma adjustment B(1) to clarify the assumptions utilized to arrive at the interest expense adjustments of $3,246 million and $8,593 million for the three months ended March 31, 2017 and the year ended December 31, 2016, respectively, supported by your basis for utilizing such assumptions.

Exhibit Index, page II-5

5. Please file all exhibits as promptly as possible. If you are not in a position to file the legal and tax opinions with the next amendment, please provide draft copies for our review.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    You may contact Jeffery Lewis, Staff Accountant, at (202) 551-6216 or Wilson Lee, Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3655 with any other questions.

                                        Sincerely,

                                        /s/ Sonia Gupta Barros

                                        Sonia Gupta Barros
                                        Assistant Director, Office of Real
                                        Estate and Commodities

Cc: Karen A. Dempsey
       Orrick, Herrington & Sutcliffe LLP